                                                              EXHIBIT 12(D)

                          CNF TRANSPORTATION INC.

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                 DIVIDENDS

                                                           ------------------
                                                             THREE MONTHS
                                                            ENDED MARCH 31,
                                                           ------------------
                                                               1997      1996
                                                           --------  --------
                                                              (dollars in
                                                              thousands)
Combined Fixed Charges and Preferred Stock Dividends:
  Interest Expense                                         $ 10,805  $  9,664
  Capitalized Interest                                          702       471
  Preferred Dividends                                         3,087     3,160
                                                           --------  --------
Total Interest                                               14,594    13,295
Interest Component of Rental Expense                         13,218    10,915
                                                           --------  --------
Combined Fixed Charges and Preferred Stock Dividends:        27,812    24,210
  Less:
  Capitalized Interest                                          702       471
  Preferred Dividends                                         3,087     3,160
                                                           --------  --------
    Net Fixed Charges                                      $ 24,023  $ 20,579
                                                           ========  ========
Earnings:
  Income from Continuing Operations Before Income Taxes    $ 40,172  $ 25,683
  Add: Net Fixed Charges                                     24,023    20,579
                                                           --------  --------
    Total Earnings Before Combined Fixed Charges and
     Preferred Stock Dividends:                            $ 64,195  $ 46,262
                                                           ========  ========
Ratio of Earnings to Combined Fixed Charges and Preferred
 Stock Dividends:
  Total Earnings                                           $ 64,195  $ 46,262
  Combined Fixed Charges and Preferred Stock Dividends(1)    27,812    24,210
  Ratio                                                         2.3x      1.9x
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(1) Fixed charges represent interest on capital leases and short-term and long-
    term debt, capitalized interest, dividends on shares of the Series B
    Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), and the
    applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.